Exhibit 99.67

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL RECOGNIZED AS INDUSTRY LEADER WITH VISION MONDAY® AWARD

Vancouver, Canada — September 23, 2011 — Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA) the world’s largest online retailer of eyeglasses and contact lenses announced today it has received the Vision Monday® Lead, Follow or Get Out of the Way Award for the most Daring Social Media or Web Presence. This award is part of Vision Monday’s 1st Annual Dispensing and Retail Excellence (D.A.R.E.) Awards.

Based in New York, Vision Monday® is the Ophthalmic Industry’s Leading Source of News and News Analysis and is a division of Jobson Healthcare.

“We are pleased to receive this strong recognition from Vision Monday and to be part of the rapidly changing landscape in the optical industry,” stated Roger Hardy, Coastal’s Founder and CEO. “With more than one million Facebook™ friends and having recently shipped our one millionth pair of eyeglasses, Coastal has become the leader in the online eyeglasses category. The momentum continues to build as we added more than 180,000 new eyeglasses customers in the most recent quarter alone.

“We look at our category and think there are many ways to improve. It lags in technological adoption for several reasons, but we are of the view that the category will accelerate its migration to use technology to better serve customers in ways that they want to be served over time. Technology is changing so fast, those who don’t innovate will be left behind as so many old world retailers have already discovered. Innovation is a key part of our culture and it occurs at Coastal every day, all in the interest of better serving an increasing number of customers.”

About Coastal Contacts Inc.

Coastal Contacts Inc. has quickly become the world’s leading online retailer of vision care products, attributable to a combination of fast delivery, a customer-centric approach and great selection at the lowest possible prices. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal Contacts services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.